SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Amplify Energy Corp.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

03212B103
(CUSIP Number)

Brian Meyer
Fir Tree Capital Management LP
55 West 46th Street, 29th Floor
New York, NY 10036
(212) 599-0090

Eleazer Klein, Esq.
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03212B103	Schedule 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,415,297 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,415,297 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,415,297 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 03212B103	Schedule 13D/A	Page 3 of 5 Pages

This Amendment No. 4 ("Amendment No. 4") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 31, 2016 (the "Original Schedule 13D"), Amendment No. 1 filed with the SEC on February 14, 2019 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on May 7, 2019 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on August 3, 2019 ("Amendment No. 3," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the "Schedule 13D") with respect to the common stock, $0.01 par value per share (the "Common Stock"), of Amplify Energy Corp. (f/k/a Midstates Petroleum Company, Inc.), a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5(a)-(c) and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person's response to Item 6 of Amendment No. 4 is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Person's response to Item 6 of Amendment No. 4 is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 38,934,136 shares of Common Stock issued and outstanding, which is the difference obtained by subtracting (i) 496,817 shares of the Common Stock repurchased by the Issuer from (a) FT SOF IV Holdings, LLC, (b) FT SOF V Holdings, LLC and (c) Fir Tree E&P Holdings VIII, LLC (collectively, the "Sellers") pursuant to that certain stock repurchase agreement entered into by and among the Issuer and the Sellers, dated as of November 22, 2019 (the "Stock Repurchase Agreement") as described in Item 6 below from (ii) 39,430,953 shares of Common Stock issued and outstanding as of October 31, 2019 as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2019, filed on Form 10-Q with the SEC on November 6, 2019.

CUSIP No. 03212B103	Schedule 13D/A	Page 4 of 5 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 6, the Reporting Person has not effected any transactions in the Common Stock within the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 22, 2019, the Issuer entered into the Stock Repurchase Agreement with the Sellers whereby the Issuer repurchased from the Sellers an aggregate of 496,817 shares of Common Stock at a purchase price of $5.37 per share. Pursuant to the Stock Repurchase Agreement, the Sellers agreed that, among other things, until December 26, 2019 (subject to certain exceptions), they will not sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock (including through hedging arrangements) without the prior written consent of the Issuer. The sale of the repurchased shares was consummated on November 26, 2019.

CUSIP No. 03212B103	Schedule 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 26, 2019

FIR TREE CAPITAL MANAGEMENT LP

/s/ Brian Meyer
Name: Brian Meyer
Title: General Counsel